

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2013

Via E-mail
Mr. Rick Wall
Chief Executive Officer
The Castle Group, Inc.
500 Ala Moana Boulevard
3 Waterfront Plaza, Suite 555
Honolulu, HI 96813

>   **Re: The Castle Group, Inc.**
>   **Form 10-K**
>   **Filed April 1, 2013**
>   **File No. 000-23338**

Dear Mr. Wall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8</u>

<u>Revenue, page 10</u>

1.   Please tell us what changed in the New Zealand management contract that caused the change from a gross revenue contract to a net revenue contract.

<u>Costs and Expenses, page 11</u>

2.   We note that EBITDA excludes foreign exchange gain/loss. In future filings please remove this reconciling item from EBITDA as this measure should only exclude interest, taxes, depreciation and amortization. If you would like to present EBITDA as adjusted in

addition to EBITDA you could then exclude foreign exchange gains and losses to arrive at EBITDA as adjusted.

Liquidity, page 12

3.   We note that you have not discussed the $8.1 million note payable due December 31, 2014 within the liquidity section of your MD&A. In future filings please address how you intend to pay the $8.1 million note payable due December 31, 2014 and provide us with your future disclosure in your response

4.   In future filings please provide disclosure of short term and long term liquidity requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief